Item 77D

Policies with Respect to Security Investments
Effective February 2010, the Board of Directors
(the Board) of Neuberger Berman Income
Opportunity Fund Inc. (the Fund) approved a change in the Funds investment strategy and objective. The Fund now invests primarily in highyield debt securities of U.S. and foreign issuers. The Board also modified the Funds investment objective so that it will seek high total return (income plus capital appreciation).